[Home Depot Letterhead]

August 9, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Rufus Decker, Accounting Branch Chief
Ernest Greene, Staff Accountant

Re:	The Home Depot, Inc.
Form 10-K for the Year Ended February 3, 2013
Filed March 28, 2013
File No. 1-8207

Ladies and Gentlemen:

We have received the Staff's comment letter dated August 8, 2013 relating to The Home Depot's Annual Report on Form 10-K for the fiscal year ended February 3, 2013. As discussed with Ernest Greene via telephone on August 9, 2013, we will provide our response to the comment letter by no later than September 6, 2013.

If you have any questions or need additional information, please do not hesitate to contact me. I may be reached at (770) 384-5735 or by fax (770) 384-5736 or e-mail (Carol_Tome@homedepot.com).

Respectfully submitted,

/s/ Carol B. Tomé
Carol B. Tomé
Chief Financial Officer and Executive Vice President – Corporate Services

cc:	Teresa Wynn Roseborough Executive Vice President, General Counsel and Corporate Secretary
F. Duane Ackerman Chair, The Home Depot, Inc. Audit Committee